UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                       JOHNSON WORLDWIDE ASSOCIATES, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   479254 10 4
                                 (CUSIP Number)

Linda L. Sturino, 4041 North Main Street, Racine, Wisconsin 53402-(414) 631-2503 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 23, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------        ----------------------------------
       CUSIP No. 479254 10 4                         Page 2 of _____ Pages
--------------------------------------        ----------------------------------

================================================================================
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Samuel C. Johnson
              ###-##-####
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                      (b)  |X|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

              PF and BK
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                |_|

              Not Applicable
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                                  7         SOLE VOTING POWER
          NUMBER OF
                                                     2,504,476(1)
           SHARES
        BENEFICIALLY
                              --------------------------------------------------
          OWNED BY                8         SHARED VOTING POWER

            EACH                                     1,135,330(1)

          REPORTING           --------------------------------------------------
                                  9         SOLE DISPOSITIVE POWER
           PERSON
                                                     2,504,476(1)
            WITH
                              --------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER

                                                     1,135,330

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,639,806(1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        |_|
     SHARES*
              Not Applicable

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              45.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                      IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Takes into account shares of Class B Common Stock beneficially owned by the reporting person which are convertible into Class A Common Stock on a one share-for-one share basis.

         This amendment relates to the Class A Common Stock, $.05 par value (the "Class A Common Stock") of Johnson Worldwide Associates, Inc. (the "Company"), 1326 Willow Road, Sturtevant, Wisconsin 53177. This Amendment is filed by Samuel
C. Johnson, 1525 Howe Street, Racine, Wisconsin 53403.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended in its entirety to read as follows:

         Mr. Johnson purchased 147,000 shares of Class A Common Stock for approximately $1,414,000, of which $1,400,000 was obtained by loans made in the ordinary course of business by Bank of America.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

         (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the reporting person is set forth below.

                                                                   Percentage of
                         Sole           Shared                      Outstanding
                      Voting and      Voting and      Aggregate      Shares of
Reporting             Dispositive    Dispositive     Beneficial       Class A
Person                   Power          Power        Ownership      Common Stock

Samuel C. Johnson    2,540,476(1)    1,135,330(1)   3,639,806(1)    45.8%(1)(2)


---------------

(1) Includes shares of Class B Common Stock which are convertible at any time on a one-for-one basis into shares of Class A Common Stock.

(2) Based upon 6,870,045 shares of Class A Common Stock outstanding on November 16, 1998 and 1,062,330 shares of Class B Common Stock beneficially owned by Mr. Johnson.

         Mr. Johnson may be deemed to share voting and dispositive power with respect to certain shares with Imogene P. Johnson, Helen P. Johnson-Leipold, JWA Consolidated, Inc. and Johnson Trust Company. Certain information with respect to such persons is set forth below.




             Name and Business                       Principal Occupation                            Name, Address and
                  Address                               and Employment                               Principal Business

Johnson Trust Company                                   Not Applicable                             Bank and Trust Company
4041 N. Main Street
Racine, WI  53402
State of Organization:  Wisconsin

Imogene P. Johnson                                           None                                           None
4041 N. Main Street
Racine, WI  53402
Citizenship:  United States

Helen P. Johnson-Leipold                       Vice President-Personal and                    S.C. Johnson & Son, Inc.
1525 Howe Street                               Home Care Products of S.C.                     1525 Howe Street
Racine, WI  53403                              Johnson & Son, Inc.                            Racine, WI  53403
Citizenship:  United States
                                                                                              Manufacturer of household
                                                                                              maintenance and industrial
                                                                                              products

JWA Consolidated, Inc.                                       Not Applicable                   Holding company for purposes of
4041 N. Main Street                                                                           owning stock of Company
Racine, WI  53402
State of Organization:  Delaware


         During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c) The following is a list of all transactions in the Company's Class A Common Stock and Class B Common Stock by the persons named in paragraphs
(a)-(b)  above  during  the 60 days  preceding  the  date of this  amendment  to
Schedule 13D.

         The shares listed below were purchased through broker-dealers in the Nasdaq Stock Market.

                              Date of           Class of
           Name             Transaction       Common Stock      Number of Shares      Price Per Share
           ----             -----------       ------------      ----------------      ---------------

     Samuel C. Johnson        11/23/98          Class A             7,000                $9.50

     Samuel C. Johnson        11/23/98          Class A           140,000                $9.625


                  (d) Not applicable.

                  (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date

December 1, 1998                     /s/  Samuel C. Johnson
                                     -------------------------------------------
                                     Signature

                                     Samuel C. Johnson
                                     Name/Title